Exhibit 1

ASX Release 3 FEBRUARY 2022 Pillar 3 Report as at 31 December 2021 Westpac Banking Corporation (“Westpac”) today provides the attached Pillar 3 Report (December 2021). For further information: Hayden Cooper Andrew Bowden Group Head of Media Relations Head of Investor Relations 0402 393 619 0438 284 863 This document has been authorised for release by Tim Hartin, General Manager & Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

Pillar 3 report Table of contents 2 | Westpac Group December 2021 Pillar 3 Report Structure of Pillar 3 report Executive summary 3 Introduction 5 Group structure 6 Capital overview 8 Leverage ratio 12 Credit risk exposures 13 Securitisation 17 Liquidity coverage ratio 20 Appendix Appendix I | APS330 Quantitative requirements 21 Disclosure regarding forward-looking statements 22 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Pillar 3 report Executive summary Westpac Group December 2021 Pillar 3 Report | 3 Key capital ratios Common equity Tier 1 capital ratio movement for First Quarter 2022 (% and basis points) Westpac’s Common Equity Tier 1 (CET1) capital ratio was 12.20% at 31 December 2021, 12 basis points lower than 30 September 2021. Key movements in the CET1 capital ratio over the quarter were: • 1Q22 cash earnings of $1,584 million (35 basis points increase); • Payment of the 2021 final dividend (50 basis points decrease); • An increase in Risk Weighted Assets (RWA) (21 basis points decrease) mostly from higher market risk RWA and higher lending; • Capital deductions and other capital movements (20 basis points increase) mainly due to lower deferred tax assets, movements in the fair value on economic hedges recognised in net profit and a decrease in the capital deduction for regulatory expected losses in excess of provisions; and • A 4 basis points increase from the impact of divestments. 31 December 2021 30 September 2021 31 December 2020 Level 2 Regulatory capital structure Common equity Tier 1 capital after deductions $m 53,976 53,808 51,048 Risk weighted assets $m 442,411 436,650 430,232 Common equity Tier 1 capital ratio % 12.20 12.32 11.87 Additional Tier 1 capital ratio % 2.17 2.33 2.30 Tier 1 capital ratio % 14.37 14.65 14.17 Tier 2 capital % 4.83 4.21 3.72 Total regulatory capital ratio % 19.20 18.86 17.89 APRA leverage ratio % 5.80 5.99 6.19 Level 1 Regulatory capital structure Common equity Tier 1 capital after deductions $m 54,220 54,314 51,622 Risk weighted assets $m 438,046 431,422 426,566 Level 1 Common equity Tier 1 capital ratio % 12.38 12.59 12.10

Pillar 3 report
Executive summary

Risk Weighted Assets

$m	31 December 2021	30 September 2021	31 December 2020
Risk weighted assets at Level 2			
Credit risk	359,773	357,295	349,844
Market risk	9,202	6,662	9,607
Operational risk	56,214	55,875	54,090
Interest rate risk in the banking book	12,190	11,446	10,309
Other	5,032	5,372	6,382
Total RWA	442,411	436,650	430,232
Total Exposure at Default	1,164,183	1,134,083	1,063,136

Total RWA increased $5.8 billion or 1.3% over the quarter from both higher credit risk RWA and non-credit RWA. The $2.5 billion increase in credit risk RWA included:

- A $6.1 billion increase mainly from higher lending across corporates, specialised lending and residential mortgages, partially offset by;
- A $1.8 billion decrease in credit RWA associated with derivative exposures (counterparty credit risk and mark-to-market related credit risk);
- A $1.1 billion decrease from the sale of Westpac's wholesale dealer loan book; and
- A $0.7 billion decrease in RWA for foreign currency translation impacts mostly from the appreciation of the A$ against the US$ and NZ$.

Non-credit risk RWA was $3.3 billion higher, mainly due to a $2.5 billion increase in market risk RWA. The increase was mainly driven by the introduction of an industry-wide overlay for updated market risk models which require regulatory approval.

Additional Tier 1 and Tier 2 Capital movements for First Quarter 2022

On 20 December 2021, Westpac redeemed approximately $0.55 billion Westpac Capital Notes 4 (WCN 4) that remained on issue[1]. The net impact was a decrease in Tier 1 capital of approximately 12 basis points.

During the quarter, Westpac issued US$2.25 billion Tier 2 capital instruments. The net impact was an increase in the total regulatory capital ratio of approximately 72 basis points.

Exposure at Default

Exposure at default (EAD) increased $30.1 billion over the quarter, primarily due to an increase in exposure to sovereigns ($25.2 billion) from higher liquid assets, residential mortgage lending ($3.4 billion) and specialised lending ($2.0 billion).

Leverage Ratio

The leverage ratio represents the amount of Tier 1 capital relative to exposure[2]. At 31 December 2021, Westpac's leverage ratio was 5.8%, down 19 basis points since 30 September 2021 mainly from higher on-balance sheet liquid asset exposures.

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter ending 31 December 2021 was 142% (30 September 2021: 129%)[3].

[1] On 15 September 2021, Westpac issued $1.75 billion of Additional Tier 1 capital (Westpac Capital Notes 8), of which approximately $1.15 billion comprised reinvestment by the holders of WCN 4. The remaining $0.55 billion of WCN 4 were redeemed on 20 December 2021.
[2] As defined under Attachment D of APS110: Capital Adequacy.
[3] Calculated as a simple average of the daily observations over the relevant quarter.

4 | Westpac Group December 2021 Pillar 3 Report

Pillar 3 report Introduction Westpac Group December 2021 Pillar 3 Report | 5 Westpac Banking Corporation is an Authorised Deposit–taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk1. In accordance with APS330 Public Disclosure, financial institutions that have received this accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi- annual basis. A subset of this information must be disclosed quarterly. In addition to this report, the regulatory disclosures section of the Westpac website2 contains the reporting requirements for: • Capital instruments under Attachment B of APS330; and • The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS330 (disclosed annually). Capital instruments disclosures are updated when: • A new capital instrument is issued that will form part of regulatory capital; or • A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1 Westpac continues to work with APRA on previously disclosed regulatory breaches in relation to the Advanced Measurement Approach. From 1 January 2022, Westpac has adopted the Standardised Measurement Approach (SMA) to Operational Risk Capital as permitted by Prudential Standard APS115 Capital Adequacy: Standardised Measurement Approach to Operational Risk. As Westpac holds a standardised approach overlay in anticipation of this transition, the impact on Operational Risk Capital is expected to be minimal and within normal variation. The Culture, Governance & Accountability Review and AUSTRAC related overlays will continue to apply after the transition. 2 http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

Pillar 3 report Group structure 6 | Westpac Group December 2021 Pillar 3 Report APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: • Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single 'Extended Licensed Entity' (ELE) for the purposes of measuring capital adequacy; • Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and • Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2. The Westpac Group The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Accounting consolidation3 The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: • insurance; • acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; • non-financial (commercial) operations; or • special purpose entities to which assets have been transferred in accordance with the requirements of APS120 Securitisation. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1 APS110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2 Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3 Refer to Note 30 of Westpac’s 2021 Annual Report for further details. Level 1 Consolidation Level 2 Consolidation Level 3 Consolidation Regulatory non-consolidated subsidiaries Westpac New Zealand Ltd Other Westpac Level 2 subsidiaries Westpac Banking Corporation Westpac Level 1 subsidiaries

Pillar 3 report Group structure Westpac Group December 2021 Pillar 3 Report | 7 Subsidiary banking entities Westpac New Zealand Limited (WNZL), a wholly owned subsidiary entity, is a registered bank incorporated in New Zealand and regulated by the Reserve Bank of New Zealand (RBNZ). WNZL uses the Advanced IRB approach for credit risk and the AMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank PNG-Limited and Westpac Europe Limited. For the purposes of determining Westpac’s capital adequacy subsidiary banking entities are consolidated at Level 2. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS222 Associations with Related Entities1. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. Prudential regulation of subsidiary entities Certain subsidiary banking, insurance and trustee entities are subject to local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. There are no capital deficiencies in subsidiary entities excluded from the regulatory consolidation at Level 2. On 23 March 2021, the RBNZ issued two notices to WNZL under section 95 of the Reserve Bank of New Zealand Act 1989 requiring WNZL to supply two external reviews to the RBNZ. The first review is due to the RBNZ by 29 April 2022 and relates to the effectiveness of WNZL’s actions to improve liquidity risk management and the associated risk culture, following previously identified breaches of the RBNZ’s Liquidity Policy (BS13) and non-compliance identified through the RBNZ’s liquidity thematic review. From 31 March 2021, the RBNZ amended WNZL’s conditions of registration, requiring WNZL to apply an overlay to liquidity mismatch ratios2 to discount the value of its liquid assets by approximately 14% which at 31 December 2021 was NZ$2.8 billion3. This overlay will apply until the RBNZ is satisfied that: • the RBNZ’s concerns regarding liquidity risk controls have been resolved; and • sufficient progress has been made to address risk culture issues in WNZL’s Treasury and Market and Liquidity Risk functions. The second review was completed in November 2021 and relates to the effectiveness of WNZL’s risk governance, with a focus on the role played by the WNZL Board. The review identified deficiencies in WNZL’s risk governance practices and operations which have impacted the WNZL Board’s effectiveness in governing risk. These deficiencies are likely to have contributed to issues of non-compliance with some of WNZL’s conditions of registration, and technology resiliency issues. WNZL has accepted the findings of the review and is committed to implementing the recommendations identified. WNZL has a programme of work underway to address the issues raised, which is being overseen by WNZL’s directors. 1 For the purposes of APS222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis. 2 As defined in RBNZ Liquidity Policy (BS13). 3 For the December 2021 1 Month Mismatch Ratio, based on primary and secondary liquid assets.

Pillar 3 report Capital overview 8 | Westpac Group December 2021 Pillar 3 Report Capital management strategy Westpac’s approach to capital management seeks to ensure that it is adequately capitalised as an ADI. Westpac evaluates its approach to capital management through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include: • the development of a capital management strategy, including consideration of regulatory minimums, capital buffers and contingency plans. The current regulatory capital minimums together with the capital conservation buffer (CCB) are the Total CET1 Requirement. The Total CET1 Requirement for Westpac is at least 8.0%, based on an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to D-SIBs12; • consideration of both regulatory and economic capital requirements; • a stress testing framework that challenges the capital measures, coverage and requirements including the impact of adverse economic scenarios; and • consideration of the perspectives of external stakeholders including rating agencies as well as equity and debt investors. On 29 November 2021 APRA announced their final revised standards for capital which indicated that the Total CET1 Requirement for D-SIBs will be 10.25% from 1 January 2023. This requirement will include a CCB of 3.75% and a base level for the countercyclical capital buffer of 1.0%. Work on understanding the impacts of other changes to the standards is ongoing and Westpac intends to provide an update on its operating range for the CET1 capital ratio with its 1H22 results on 9 May 2022. 1 Noting that APRA may apply higher CET1 requirements for an individual ADI. 2 If an ADI’s CET1 ratio falls below the Total CET1 Requirement (at least 8%), they face restrictions on the distribution of earnings, such as dividends, distribution payments on AT1 capital instruments and discretionary staff bonuses.

Pillar 3 report Capital overview Westpac Group December 2021 Pillar 3 Report | 9 Westpac’s capital adequacy ratios Westpac New Zealand Limited’s capital adequacy ratios % 31 December 2021 30 September 2021 31 December 2020 The Westpac Group at Level 2 Common equity Tier 1 capital ratio 12.2 12.3 11.9 Additional Tier 1 capital 2.2 2.3 2.3 Tier 1 capital ratio 14.4 14.6 14.2 Tier 2 capital 4.8 4.2 3.7 Total regulatory capital ratio 19.2 18.9 17.9 The Westpac Group at Level 1 Common equity Tier 1 capital ratio 12.4 12.6 12.1 Additional Tier 1 capital 2.2 2.3 2.3 Tier 1 capital ratio 14.6 14.9 14.4 Tier 2 capital 4.9 4.3 3.8 Total regulatory capital ratio 19.5 19.2 18.2% 31 December 2021 30 September 2021 31 December 2020 Common equity Tier 1 capital ratio 14.2 13.8 12.9 Additional Tier 1 capital 2.8 2.8 2.7 Tier 1 capital ratio 17.0 16.6 15.6 Tier 2 capital 2.0 2.0 2.0 Total regulatory capital ratio 19.0 18.6 17.6

Pillar 3 report
Capital overview

Capital requirements

This table shows risk weighted assets and associated capital requirements[1] for each risk type included in the regulatory assessment of Westpac's capital adequacy. More detailed disclosures on the prudential assessment of capital requirements are presented in the following sections of this report.

31 December 2021 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	71,124	882	72,006	5,760
Business lending	32,570	698	33,268	2,661
Sovereign	2,411	1,382	3,793	303
Bank	4,606	80	4,686	375
Residential mortgages	146,377	3,500	149,877	11,990
Australian credit cards	4,011	-	4,011	321
Other retail	7,917	765	8,682	695
Small business	14,720	-	14,720	1,178
Specialised lending	56,903	376	57,279	4,582
Securitisation	5,968	-	5,968	477
Mark-to-market related credit risk[3]	-	5,483	5,483	439
Total	346,607	13,166	359,773	28,782
Market risk			9,202	736
Operational risk			56,214	4,497
Interest rate risk in the banking book			12,190	975
Other assets[4]			5,032	403
Total			442,411	35,393

30 September 2021 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	68,715	870	69,585	5,567
Business lending	32,559	699	33,258	2,661
Sovereign	2,508	1,312	3,820	306
Bank	5,104	135	5,239	419
Residential mortgages	145,534	3,731	149,265	11,941
Australian credit cards	4,001	-	4,001	320
Other retail	8,272	763	9,035	723
Small business	15,187	-	15,187	1,215
Specialised lending	55,372	374	55,746	4,460
Securitisation	5,881	-	5,881	470
Mark-to-market related credit risk[3]	-	6,278	6,278	502
Total	343,133	14,162	357,295	28,584
Market risk			6,662	533
Operational risk			55,875	4,470
Interest rate risk in the banking book			11,446	916
Other assets[4]			5,372	430
Total			436,650	34,933

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as Credit Valuation Adjustment (CVA) risk.
[4] Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

10 | Westpac Group December 2021 Pillar 3 Report

Pillar 3 report
Capital overview

31 December 2020 $m	IRB Approach	Standardised Approach[2]	Total Risk Weighted Assets	Total Capital Required[1]
Credit risk				
Corporate	69,529	906	70,435	5,635
Business lending	36,141	809	36,950	2,956
Sovereign	2,409	1,010	3,419	273
Bank	5,011	125	5,136	411
Residential mortgages	128,925	4,299	133,224	10,658
Australian credit cards	4,365	-	4,365	349
Other retail	9,769	762	10,531	842
Small business	16,312	-	16,312	1,305
Specialised lending	56,878	404	57,282	4,583
Securitisation	5,291	-	5,291	423
Mark-to-market related credit risk[3]	-	6,899	6,899	552
Total	334,630	15,214	349,844	27,987
Market risk			9,607	769
Operational risk			54,090	4,327
Interest rate risk in the banking book			10,309	825
Other assets[4]			6,382	511
Total			430,232	34,419

[1] Total capital required is calculated as 8% of total risk weighted assets.
[2] Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
[3] Mark-to-market related credit risk is measured under the standardised approach. It is also known as CVA risk.
[4] Other assets include cash items, unsettled transactions, fixed assets, and other non-interest earning assets.

Westpac GROUP
Westpac Group December 2021 Pillar 3 Report | 11

Pillar 3 report Leverage ratio disclosure 12 | Westpac Group December 2021 Pillar 3 Report Leverage ratio The following table summarises Westpac’s leverage ratio. This has been determined using APRA’s definition of the leverage ratio as specified in APS110 Capital Adequacy. $ billion 31 December 2021 30 September 2021 30 June 2021 31 March 2021 Tier 1 Capital 63.6 64.0 62.2 62.4 Total Exposures 1,096.7 1,068.3 1,049.9 995.8 Leverage ratio 5.8% 6.0% 5.9% 6.3%

Pillar 3 report
Credit risk exposures

Summary credit risk disclosure

31 December 2021 $m	Exposure at Default	Risk Weighted Assets[1]	Regulatory Expected Loss[2]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 3 months ended
Corporate	131,007	71,124	851	350	302	218	276
Business lending	53,029	32,570	631	358	303	153	22
Sovereign	201,483	2,411	2	2	-	-	-
Bank	20,580	4,606	6	6	-	-	-
Residential mortgages	585,497	146,377	1,663	1,148	254	73	10
Australian credit cards	15,407	4,011	151	121	56	30	27
Other retail	11,043	7,917	355	238	220	118	18
Small business	30,231	14,720	494	318	370	171	6
Specialised lending	68,749	56,903	816	539	87	18	-
Securitisation	31,185	5,968	-	-	-	-	-
Standardised[3]	15,972	13,166	-	-	95	40	-
Total	1,164,183	359,773	4,969	3,080	1,687	821	359

30 September 2021 $m	Exposure at Default	Risk Weighted Assets[1]	Regulatory Expected Loss[2]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 12 months ended
Corporate	130,245	68,715	925	382	602	498	67
Business lending	52,420	32,559	658	364	326	160	91
Sovereign	176,238	2,508	2	2	-	-	-
Bank	21,283	5,104	6	6	-	-	-
Residential mortgages	582,136	145,534	1,637	1,055	271	76	71
Australian credit cards	15,394	4,001	167	131	65	37	136
Other retail	11,518	8,272	394	258	245	136	146
Small business	30,877	15,187	544	348	428	196	82
Specialised lending	66,732	55,372	835	535	110	23	1
Securitisation	30,561	5,881	-	-	-	-	-
Standardised[3]	16,679	14,162	-	-	95	40	-
Total	1,134,083	357,295	5,168	3,081	2,142	1,166	594

31 December 2020 $m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[2]	Regulatory Expected Loss for non-defaulted exposures	Impaired Loans	Specific Provisions for Impaired Loans	Actual Losses for the 3 months ended
Corporate	123,745	69,529	717	477	472	224	14
Business lending	53,765	36,141	793	510	396	211	8
Sovereign	137,220	2,409	2	2	-	-	-
Bank	20,990	5,011	7	7	-	-	-
Residential mortgages	556,263	128,925	1,883	997	281	80	31
Australian credit cards	16,790	4,365	204	162	74	43	43
Other retail	13,130	9,769	499	327	308	174	35
Small business	32,530	16,312	638	368	627	270	8
Specialised lending	65,532	56,878	801	650	59	18	(1)
Securitisation	26,841	5,291	-	-	-	-	-
Standardised[3]	16,330	15,214	-	-	51	18	-
Total	1,063,136	349,844	5,544	3,500	2,268	1,038	138

[1] Westpac continues to apply a floor of 25% to its residential mortgage portfolio risk weight.
[2] Includes regulatory expected losses for defaulted and non-defaulted exposures.
[3] Includes mark-to-market related credit risk.

Westpac GROUP
Westpac Group December 2021 Pillar 3 Report | 13

Pillar 3 report
Credit risk exposures

Exposure at Default by major type

31 December 2021 $m	On balance sheet	Off-balance sheet Non-market related	 Market related	Total Exposure at Default	Average 3 months ended[1]
Corporate	57,899	60,629	12,479	131,007	130,625
Business lending	38,535	14,494	-	53,029	52,725
Sovereign	165,638	1,759	34,086	201,483	188,860
Bank	12,248	1,568	6,764	20,580	20,932
Residential mortgages	506,258	79,239	-	585,497	583,816
Australian credit cards	6,245	9,162	-	15,407	15,401
Other retail	8,117	2,926	-	11,043	11,281
Small business	23,159	7,072	-	30,231	30,554
Specialised lending	54,766	12,787	1,196	68,749	67,740
Securitisation[2]	23,303	7,792	90	31,185	30,873
Standardised	11,742	1,023	3,207	15,972	16,326
Total	907,910	198,451	57,822	1,164,183	1,149,133

30 September 2021 $m	On balance sheet	Off-balance sheet Non-market related	 Market related	Total Exposure at Default	Average 12 months ended[3]
Corporate	56,576	59,238	14,431	130,245	127,203
Business lending	39,080	13,340	-	52,420	53,340
Sovereign	141,437	1,524	33,277	176,238	150,012
Bank	12,327	1,817	7,139	21,283	22,140
Residential mortgages	503,883	78,253	-	582,136	565,334
Australian credit cards	5,872	9,522	-	15,394	16,327
Other retail	8,445	3,073	-	11,518	12,566
Small business	23,804	7,073	-	30,877	31,953
Specialised lending	53,084	12,234	1,414	66,732	65,723
Securitisation[2]	23,428	7,041	92	30,561	28,432
Standardised	12,168	1,031	3,480	16,679	16,252
Total	880,104	194,146	59,833	1,134,083	1,089,282

31 December 2020 $m	On balance sheet	Off-balance sheet Non-market related	 Market related	Total Exposure at Default	Average 3 months ended[4]
Corporate	53,908	58,175	11,662	123,745	126,867
Business lending	39,878	13,887	-	53,765	54,154
Sovereign	110,646	1,632	24,942	137,220	134,539
Bank	11,790	1,925	7,275	20,990	22,117
Residential mortgages	482,838	73,425	-	556,263	553,198
Australian credit cards	6,799	9,991	-	16,790	16,867
Other retail	9,939	3,191	-	13,130	13,301
Small business	25,145	7,385	-	32,530	32,644
Specialised lending	53,313	10,182	2,037	65,532	65,512
Securitisation[2]	20,544	6,174	123	26,841	26,829
Standardised	12,558	1,098	2,674	16,330	16,662
Total	827,358	187,065	48,713	1,063,136	1,062,690

[1] Average is based on exposures as at 31 December 2021 and 30 September 2021.
[2] The EAD associated with securitisations is for the banking book only.
[3] Average is based on exposures as at 30 September 2021, 30 June 2021, 31 March 2021, 31 December 2020, and 30 September 2020.
[4] Average is based on exposures as at 31 December 2020 and 30 September 2020.

14 | Westpac Group December 2021 Pillar 3 Report

Pillar 3 report
Credit risk exposures

Loan impairment provisions

APS220 Credit Quality requires that Westpac report specific provisions and a General Reserve for Credit Loss (GRCL). All Individually Assessed Provisions (IAP) raised under Australian Accounting Standards (AAS) are classified as specific provisions. All Collectively Assessed Provisions (CAP) raised under AAS are either classified into specific provisions or a GRCL.

31 December 2021	AAS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	528	293	821
for defaulted but not impaired loans	NA	711	711
for Stage 2	NA	1,780	1,780
Total Specific Provision[1]	528	2,784	3,312
General Reserve for Credit Loss[1]	NA	1,454	1,454
Total provisions for expected credit losses	528	4,238	4,766

30 September 2021	AAS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	832	334	1,166
for defaulted but not impaired loans	NA	806	806
for Stage 2	NA	1,877	1,877
Total Specific Provision[1]	832	3,017	3,849
General Reserve for Credit Loss[1]	NA	1,158	1,158
Total provisions for expected credit losses	832	4,175	5,007

31 December 2020	AAS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
Specific Provisions			
for impaired loans	594	444	1,038
for defaulted but not impaired loans	NA	1,004	1,004
for Stage 2	NA	1,972	1,972
Total Specific Provision[1]	594	3,420	4,014
General Reserve for Credit Loss[1]	NA	1,516	1,516
Total provisions for expected credit losses	594	4,936	5,530

[1] Provisions classified according to APRA's letter dated 4 July 2017 "Provisions for regulatory purposes and AASB 9 financial instruments".

Westpac GROUP

Westpac Group December 2021 Pillar 3 Report | 15

Pillar 3 report
Credit risk exposures

Impaired and past due loans

The following tables disclose the crystallisation of credit risk as impairment and loss. Analysis of exposures defaulted not impaired, impaired loans, related provisions and actual losses is broken down by concentrations reflecting Westpac's asset categories.

31 December 2021 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 3 months ended
Corporate	139	302	218	72%	276
Business lending	1,016	303	153	50%	22
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	4,497	254	73	29%	10
Australian credit cards	-	56	30	54%	27
Other retail	-	220	118	54%	18
Small business	527	370	171	46%	6
Specialised lending	436	87	18	21%	-
Securitisation	-	-	-	-	-
Standardised	83	95	40	42%	-
Total	6,698	1,687	821	49%	359

30 September 2021 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 12 months ended
Corporate	400	602	498	83%	67
Business lending	1,106	326	160	49%	91
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	5,053	271	76	28%	71
Australian credit cards	-	65	37	57%	136
Other retail	-	245	136	56%	146
Small business	518	428	196	46%	82
Specialised lending	466	110	23	21%	1
Securitisation	-	-	-	-	-
Standardised	85	95	40	42%	-
Total	7,628	2,142	1,166	54%	594

31 December 2020 $m	Defaulted not impaired[1]	Impaired Loans	Specific Provisions for Impaired Loans	Specific Provisions to Impaired Loans	Actual Losses for the 3 months ended
Corporate	213	472	224	47%	14
Business lending	680	396	211	53%	8
Sovereign	-	-	-	-	-
Bank	-	-	-	-	-
Residential mortgages	6,309	281	80	28%	31
Australian credit cards	-	74	43	58%	43
Other retail	-	308	174	56%	35
Small business	444	627	270	43%	8
Specialised lending	212	59	18	31%	(1)
Securitisation	-	-	-	-	-
Standardised	85	51	18	35%	-
Total	7,943	2,268	1,038	46%	138

[1] Includes items past 90 days not impaired.

16 | Westpac Group December 2021 Pillar 3 Report

Westpac GROUP

Pillar 3 report Securitisation Westpac Group December 2021 Pillar 3 Report | 17 Banking book summary of securitisation activity by asset type For the 3 months ended 31 December 2021 Amount Recognised gain or $m securitised loss on sale Residential mortgages 11,800 - Credit cards -- Auto and equipment finance -- Business lending -- Investments in ABS -- Other -- Total 11,800 - For the 12 months ended 30 September 2021 Amount Recognised gain or $m securitised loss on sale Residential mortgages 35,124 - Credit cards -- Auto and equipment finance 325 - Business lending -- Investments in ABS -- Other -- Total 35,449 - For the 3 months ended 31 December 2020 Amount Recognised gain or $m securitised loss on sale Residential mortgages 4,966 - Credit cards -- Auto and equipment finance 325 - Business lending -- Investments in ABS -- Other -- Total 5,291 -

Pillar 3 report
Securitisation

Banking book summary of on and off-balance sheet securitisation by exposure type

31 December 2021	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,595	38	7,633
Liquidity facilities	-	-	312	312
Funding facilities	3,331	-	1,218	4,550
Underwriting facilities	-	-	-	-
Lending facilities	956	-	288	1,244
Warehouse facilities	11,420	-	6,026	17,446
Total	15,708	7,595	7,882	31,185

30 September 2021	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	8,025	38	8,063
Liquidity facilities	-	-	251	251
Funding facilities	3,870	-	1,466	5,336
Underwriting facilities	-	-	-	-
Lending facilities	791	-	328	1,119
Warehouse facilities	10,742	-	5,050	15,793
Total	15,404	8,025	7,133	30,561

31 December 2020	On balance sheet		Off-balance	Total Exposure
$m	Securitisation retained	Securitisation purchased	sheet	at Default
Securities	-	7,252	32	7,284
Liquidity facilities	-	-	279	279
Funding facilities	2,255	-	1,281	3,536
Underwriting facilities	-	-	-	-
Lending facilities	710	-	530	1,240
Warehouse facilities	10,326	-	4,176	14,502
Total	13,291	7,252	6,298	26,841

18 | Westpac Group December 2021 Pillar 3 Report

Pillar 3 report
Securitisation

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

31 December 2021 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	218	-	218
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	79	79
Other derivatives	-	-	11	11
Total	-	218	90	308

30 September 2021 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	91	-	91
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	83	83
Other derivatives	-	-	9	9
Total	-	91	92	184

31 December 2020 $m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
Securities	-	11	-	11
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	112	112
Other derivatives	-	-	11	11
Total	-	11	123	134

[1] EAD associated with trading book securitisation is not included in EAD by major type on page 13. Trading book securitisation exposure is captured and risk weighted under APS116 Capital Adequacy: Market Risk.

Westpac GROUP
Westpac Group December 2021 Pillar 3 Report | 19

Pillar 3 report
Liquidity Coverage Ratio

Liquidity Coverage Ratio (LCR)

Westpac's average LCR for the quarter was 142% (30 September 2021: 129%).

Liquid assets included in the LCR comprise High Quality Liquid Assets (HQLA), the Committed Liquidity Facility (CLF) offered by the Reserve Bank of Australia and additional qualifying Reserve Bank of New Zealand securities. In September 2021, APRA announced it expects ADIs subject to the LCR to reduce their CLF usage to zero by the end of calendar 2022, subject to financial market conditions. The facility reduction will be phased on a quarterly basis throughout 2022, with the first reduction having occurred on 1 January 2022. Westpac expects to replace its CLF allocation with additional HQLA.

Westpac's portfolio of HQLA averaged $159.7 billion over the quarter[1].

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio. Westpac maintains a buffer over the regulatory minimum of 100%.

Effective 1 January 2021, the Group is required by APRA to increase the value of its net cash outflows by 10% for the purpose of calculating LCR. The overlay to the Group's net cash outflows has been required by APRA in response to breaches of liquidity requirements. A program is underway to address APRA's requirements to remove the overlay.

	31 December 2021		30 September 2021	
$m	Total unweighted value (average)[1]	Total weighted value (average)[1]	Total unweighted value (average)[1]	Total weighted value (average)[1]
Liquid assets, of which:				
1 High-quality liquid assets (HQLA)		159,682		132,738
2 Alternative liquid assets (ALA)		37,000		33,053
3 Reserve Bank of New Zealand (RBNZ) securities		6,546		7,734
Cash Outflows				
4 Retail deposits and deposits from small business customers, of which:	315,576	26,998	304,480	26,031
5 Stable deposits	156,147	7,807	150,027	7,501
6 Less stable deposits	159,429	19,191	154,453	18,530
7 Unsecured wholesale funding, of which:	176,557	79,153	165,831	73,600
8 Operational deposits (all counterparties) and deposits in networks for cooperative banks	83,423	20,762	81,617	20,315
9 Non-operational deposits (all counterparties)	81,694	46,951	74,211	43,282
10 Unsecured debt	11,440	11,440	10,003	10,003
11 Secured wholesale funding		-	-	-
12 Additional requirements, of which:	208,701	27,381	208,752	26,781
13 Outflows related to derivatives exposures and other collateral requirements	10,099	10,099	9,825	9,825
14 Outflows related to loss of funding on debt products	634	634	539	539
15 Credit and liquidity facilities	197,968	16,648	198,388	16,417
16 Other contractual funding obligations	4,418	4,418	2,033	2,033
17 Other contingent funding obligations	41,439	3,348	44,089	3,633
18 Total cash outflows		**141,298**		**132,078**
Cash inflows				
19 Secured lending (e.g. reverse repos)	3,594	-	2,480	-
20 Inflows from fully performing exposures	9,073	5,314	9,787	5,809
21 Other cash inflows	5,561	5,561	4,380	4,380
22 Total cash inflows	**18,228**	**10,875**	**16,647**	**10,189**
23 Total liquid assets		**203,228**		**173,525**
24 Total net cash outflows		**143,465**		**134,078**
24.1 Net cash outflows overlay		**13,042**		**12,189**
25 Liquidity Coverage Ratio (%)		**142%**		**129%**
Number of data points used		64		67

[1] Calculated as a simple average of the daily observations over the quarter.

20 | Westpac Group December 2021 Pillar 3 Report

Pillar 3 report
Appendix I - APS330 quantitative requirements

The following table cross-references the quantitative disclosure requirements outlined in Attachment C of APS330 to the quantitative disclosures made in this report.

APS330 reference		Westpac disclosure	Page
General Requirements			
Paragraph 49		Summary leverage ratio	12
Attachment C			
Table 3: Capital Adequacy	(a) to (e)	Capital requirements	10
	(f)	Westpac's capital adequacy ratios	9
		Capital adequacy ratios of major subsidiary banks	9
Table 4: Credit Risk - general disclosures	(a)	Exposure at Default by major type	14
	(b)	Impaired and past due loans	16
	(c)	General reserve for credit loss	15
Table 5: Securitisation exposures	(a)	Banking Book summary of securitisation activity by asset type	17
	(b)	Banking Book summary of on and off-balance sheet securitisation by exposure type	18
		Trading Book summary of on and off-balance sheet securitisation by exposure type	19
Attachment F			
Table 20: Liquidity Coverage Ratio disclosure template		Liquidity Coverage Ratio disclosure	20

Exchange rates

The following exchange rates were used in this report, and reflect spot rates for the period end.

$	31 December 2021	30 September 2021	31 December 2020
USD	0.7261	0.7205	0.7705
GBP	0.5377	0.5359	0.5656
NZD	1.0627	1.0477	1.0665
EUR	0.6411	0.6211	0.6267

Westpac GROUP

Westpac Group December 2021 Pillar 3 Report | 21

Pillar 3 report Disclosure regarding forward-looking statements 22 | Westpac Group December 2021 Pillar 3 Report The information contained in this report contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition. Words such as ‘will’, ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events. Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise, after the date of this report.